FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 25, 2005

Equant N.V.

(Translation of registrant’s name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENT INDEX

1.	Letter to Shareholders from Charles Dehelly, President and Chief Executive Officer

2.	Notice of an Extraordinary General Meeting of Shareholders to be held May 24, 2005

3.	Shareholders’ Circular, dated April 22, 2005, for the Extraordinary General Meeting of Shareholders to be held May 24, 2005

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Equant N.V.

(Registrant)

April 25, 2005	By: /s/ Michael Berg

(Date)	Name: Michael Berg Title: Senior Vice President & General Counsel